Celanese Logo


                                       Celanese AG          Frankfurter Str. 111
Investor Information                   Investor Relations   61476 Kronberg/Ts.
                                                            Germany

July 31, 2001



Second-quarter 2001 Report

o Celanese Q2 sales rise 7% to E1.4 billion and EBITDA excluding special charges increases 20% to E132 million on stronger pricing and favorable currency movements

o Earnings per share declines from E0.47 to E0.24 because of lower other income and higher interest expense

o Worsening conditions in some of our markets cause us to reduce our expectations



Dear Shareholder,

     As expected, the second quarter was difficult for Celanese as our businesses faced the challenges of slow economic conditions around the world. Although natural gas costs moderated from the high levels in the first quarter, most of our businesses were faced with higher raw material and energy costs on a year-on-year basis. Higher selling prices in our Acetyl Products segment and cost reduction efforts in all segments played a major role in helping mostly to offset these costs.

     Net sales in the quarter increased 7% to E1.4 billion versus the comparable period mainly due to favorable developments in our Acetyl Products segment, positive currency movements and the addition of the polyvinyl alcohol business
(PVOH), acquired in September 2000. The downturn in our U.S. and Asian markets and recently softening conditions in Europe led to reduced


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Date: July 31, 2001                                                Celanese Logo


volumes in many of our businesses. In line with the engineering plastics industry, our volumes in the Technical Polymers Ticona segment declined sharply particularly toward the end of the quarter. This was mainly due to the continued weak demand from the U.S. automotive sector and deterioration in the global telecommunications industry.

     EBITDA excluding special charges rose 20% in the quarter to E132 million, reflecting successful cost pass through in the Acetyl Products segment. Our Singapore acetic acid plant has operated at full capacity since the end of May, following the successful planned maintenance turnaround at our supplier's facility. Ticona's earnings dropped sharply mainly as a result of lower volumes.

     We have acted to improve our efficiency and profitability. In May, we announced further steps to reshape our North American Acetate Products, Chemical Intermediates and Acetyl Products segments. This will streamline operations, align capacity with market demand and reduce distribution costs. In the second quarter, we took a E46 million charge for these measures. This amount has been offset largely by a net reduction in environmental reserves mainly due to settlements and by insurance recoveries associated with the plumbing cases.

     We are also making progress with our "Focus" initiative, begun earlier this year. Through this program, we are targeting efficiency increases, working capital optimization and a more focused capital expenditure program. Furthermore, we are implementing, throughout all segments, Six Sigma, a business process to increase profitability and sales growth through operational excellence.

     Net earnings per share declined to E0.24, resulting from slightly lower operating results, higher interest expense and lower interest and other income due to unfavorable currency movements. As of June 30, 2001 and 2000, Celanese had approximately 13,000 and 13,800 employees, respectively.


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Date: July 31, 2001                                                Celanese Logo



Financial Highlights


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                              1,396      1,299            7     2,727       2,490
EBITDA(1) excluding special charges                      132        110           20       266         275
EBITDA margin(2)                                         9.5%       8.5%                   9.8%       11.0%
Special charges, net                                       1         11          -91         0          (5)
Operating profit                                          26         30          -13        58          92
Earnings before taxes                                     13         56          -77        45         118
Net earnings of:
  continuing operations                                   10         29          -66        36          51
  continuing and discontinued operations                  12         26          -54        38          37

Capital expenditures                                      51         53           -4        88          92
Average shares outstanding (thousands)                50,331     55,053           -9    50,329      55,484
-------------------------------------------------------------------------------------------------------------

Net earnings per share (in E) of(3):
  continuing operations                                 0.20       0.53          -62      0.72        0.92
  continuing operations excl. special charges(4)        0.19       0.40          -53      0.72        0.98
  continuing and discontinued operations                0.24       0.47          -49      0.76        0.67
-------------------------------------------------------------------------------------------------------------


                                                       Jun 30     Dec 31        Chg.
in E millions                                            2001       2000        in %
--------------------------------------------------------------------------------------
Total financial debt(5)                                1,226      1,165            5
Net financial debt(6)                                  1,197      1,141            5
Shareholders' equity                                   3,035      2,843            7
Total assets                                           7,873      7,642            3
--------------------------------------------------------------------------------------


(1)  Earnings before interest, taxes, depreciation and amortization
(2)  EBITDA excluding special charges / sales
(3) Per-share data are based on weighted average shares outstanding in each period
(4)  Special charges tax affected at a notional 38% rate
(5)  Short- and long-term debt
(6) Total financial debt less cash & cash equivalents n.m. = not meaningful


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Date: July 31, 2001                                                Celanese Logo



Consolidated Statements of Operations


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                              1,396      1,299            7     2,727       2,490
  Cost of sales                                       (1,190)    (1,097)           8    (2,323)     (2,078)
-------------------------------------------------------------------------------------------------------------
Gross profit                                             206        202            2       404         412

  Selling, general & administrative expense             (158)      (152)           4      (302)       (267)
  Research & development expense                         (25)       (24)           4       (48)        (45)
  Special charges, net                                     1         11          -91         0          (5)
  Foreign exchange gain (loss)                             2         (6)        n.m.         3          (4)
  Gain (loss) on disposition of assets                     0         (1)        -100         1           1
-------------------------------------------------------------------------------------------------------------
Operating profit                                          26         30          -13        58          92

  Equity in net earnings of affiliates                     2          5          -60         6           8
  Interest expense                                       (23)       (16)          44       (44)        (32)
  Interest & other income, net                             8         37          -78        25          50
-------------------------------------------------------------------------------------------------------------
Earnings before income taxes
  of continuing operations                                13         56          -77        45         118

  Income taxes                                            (3)       (28)         -89        (9)        (67)
  Minority interests                                       0          1         -100         0           0
-------------------------------------------------------------------------------------------------------------
Earnings of continuing operations                         10         29          -66        36          51

  Earnings of discontinued operations                      0          1         -100         0           3
  Gain (loss) on disposals of disc. operations             2         (4)        n.m.         2         (17)
  Extraordinary expense, net of income tax                 0          0            0         0           0
-------------------------------------------------------------------------------------------------------------
Net earnings                                              12         26          -54        38          37
-------------------------------------------------------------------------------------------------------------


     In the second quarter of 2001, net sales increased 7%; net sales of the segments were up 8%. This improvement was mainly the result of higher selling prices (+4%), favorable currency movements (+4%) and changes in segment composition (+1%) which were partially reduced by 1% lower volumes. Gross profit increased by 2% as lower volumes and higher raw material and energy costs were offset by currency effects, higher pricing and cost reductions.

     Selling, general & administrative expense was positively affected by the benefits from restructuring and cost reduction programs, a decrease in e-business expenditures and adjustments to environmental reserves based on a comprehensive reevaluation of obligations in North America. These effects, however, were more than offset by expenses associated with stock appreciation rights (SARs) and by currency effects.

     Operating profit of E26 million declined 13% from the same quarter last


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Date: July 31, 2001                                                Celanese Logo


year. Total SAR expense in the quarter was E22 million compared to E2 million in the same quarter last year. The full-year 2000 SAR expense was E7 million. In the second quarter of 2001, segment special charges of E27 million were more than offset by a E28 million benefit to special charges in Other Activities mainly due to settlements of environmental indemnification obligations.

     Interest expense rose to E23 million in the second quarter 2001 from E16 million a year earlier due to a higher average debt level, principally related to the PVOH acquisition in September 2000.

     Interest & other income, net decreased to E8 million mainly as a result of unfavorable currency movements which were partially offset by dividend income from our joint ventures in China and a gain on the sale of a non-consolidated service company.

     The effective tax rate during the second quarter of 2001 was 23%, benefiting from income in low-tax countries and the use of tax loss carryforwards.

     Net income in the second quarter decreased to E12 million, or E0.24 per share, compared to E26 million, or E0.47 per share a year earlier. Earnings per share of continuing operations excluding special charges were E0.19 versus E0.40. Earnings per share for the half year increased from E0.67 to E0.76.


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Date: July 31, 2001                                                Celanese Logo


Consolidated Balance Sheets


                                                         Jun 30       Dec 31
in E millions                                              2001         2000
------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash & cash equivalents                                   29           24
  Receivables, net                                       1,583        1,659
  Inventories                                              784          719
  Deferred income taxes                                     89           83
  Other assets                                              35           42
------------------------------------------------------------------------------
Total current assets                                     2,520        2,527

  Investments                                              600          613
  Property, plant & equipment, net                       2,264        2,169
  Deferred income taxes                                    175          119
  Other assets                                             767          757
  Intangible assets, net                                 1,547        1,457
------------------------------------------------------------------------------
Total assets                                             7,873        7,642
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current
    installments of long-term debt                         312          414
  Accounts payable & accrued liabilities                 1,422        1,519
  Deferred income taxes                                     14           10
  Income taxes payable                                     311          290
  Net liabilities of discontinued operations                 0            0
------------------------------------------------------------------------------
Total current liabilities                                2,059        2,233

  Long-term debt                                           914          751
  Deferred income taxes                                     58           48
  Other liabilities                                      1,795        1,757
  Minority interests                                        12           10
  Shareholders' equity                                   3,035        2,843
------------------------------------------------------------------------------
Total liabilities and shareholders' equity               7,873        7,642
------------------------------------------------------------------------------

     Balance sheet positions were influenced by foreign exchange translations as the euro weakened versus the U.S. dollar by 10% since the end of 2000. The 5% increase in total financial debt was principally due to currency effects.

     The adoption at the beginning of this year of Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, resulted in an increase in total assets, total liabilities and shareholder's equity of E11 million, E4 million, and E7 million, respectively, as of June 30, 2001. These effects related mainly to interest rate swaps and foreign currency forward contracts. The adoption had no significant


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Date: July 31, 2001                                                Celanese Logo


effect on Celanese's Consolidated Statements of Operations.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Accounting for Business Combinations, and SFAS No. 142, Accounting for Goodwill and Other Intangible Assets. Celanese is evaluating the potential impact these statements will have on its consolidated financial statements.

     There were 50,334,891 and 50,326,355 shares outstanding as of June 30, 2001 and December 31, 2000, respectively. At the end of the second quarter 2001, Celanese held 5,580,478 treasury shares in shareholders' equity.

     As noted in the following table, net cash flow from operating activities for the first half of 2001 was E129 million versus a use of E141 million in the comparable period of 2000 representing an improvement of E270 million. The improvement was primarily due to a decrease in the outflow for special charges. Cash outflow in the first half of 2001 included settlement payments associated with environmental indemnification obligations. Net cash used by investing activities declined mainly because of lower acquisition activity.


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Date: July 31, 2001                                                Celanese Logo



Consolidated Statements of Cash Flows


in E millions                                                                       H1 2001         H1 2000
-------------------------------------------------------------------------------------------------------------
Operating activities of continuing operations:
  Net earnings                                                                          38              37
  Earnings from operations of discontinued operations                                    0              (3)
  Special charges, net of amounts used                                                  (2)           (335)
  Depreciation & amortization                                                          208             178
  Change in equity of affiliates                                                         7               1
  Deferred income taxes                                                                (30)            140
  Gain on sale of businesses & assets                                                   (6)             (1)
  (Gain) loss on disposal of discontinued operations                                    (2)             17
  Changes in operating assets and liabilities:
    Receivables, net                                                                   148              42
    Inventories                                                                        (15)            (39)
    Accounts payable, accrued liabilities & other liabilities                         (251)            (98)
    Income taxes payable                                                                 6             (75)
    Other, net                                                                          28              (5)
-------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                       129            (141)

Investing activities of continuing operations:
  Capital expenditure on property plant & equipment                                    (88)            (92)
  Acquisition of businesses & purchase of investments                                   (2)            (38)
  Proceeds from disposition of businesses & assets                                      11              24
  Proceeds from disposal of discontinued operations                                     38              37
  Proceeds from sale of marketable securities                                          125              95
  Purchase of marketable securities                                                   (137)           (110)
  Other, net                                                                             0              (4)
-------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                       (53)            (88)

Financing activities of continuing operations:
  Short-term borrowings, net                                                          (113)           (104)
  Proceeds from long-term debt                                                          85              52
  Payments of long-term debt                                                           (25)              0
  Purchase of treasury stock                                                             0             (32)
  Dividend payments                                                                    (20)             (6)
-------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                       (73)            (90)

  Exchange rate effects on cash                                                          2               7
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash & cash equivalents                                       5            (312)
-------------------------------------------------------------------------------------------------------------

Cash & cash equivalents at beginning of year                                            24             378
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                                29              66
-------------------------------------------------------------------------------------------------------------

Net cash provided (used) by discontinued operations:
  Operating activities                                                                   0               2
  Investing activities                                                                   0             (26)
  Financing activities                                                                   0              24
-------------------------------------------------------------------------------------------------------------
Net cash provided (used) by discontinued operations                                      0               0
-------------------------------------------------------------------------------------------------------------



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Date: July 31, 2001                                                Celanese Logo



Segment Performance

Segment Net Sales

                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        In %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                        609        516           18     1,185         968
  Chemical Intermediates                                 285        255           12       568         530
  Acetate Products                                       206        202            2       386         357
  Technical Polymers Ticona                              205        240          -15       419         470
  Performance Products                                   112        103            9       224         206
-------------------------------------------------------------------------------------------------------------
Segment total                                          1,417      1,316            8     2,782       2,531
  Other activities                                        30         19           58        43          29
  Intersegment eliminations                              (51)       (36)          42       (98)        (70)
-------------------------------------------------------------------------------------------------------------
Total                                                  1,396      1,299            7     2,727       2,490
-------------------------------------------------------------------------------------------------------------


Factors Affecting Second-Quarter Segment Sales

                                                                                Cur-
in percent                                             Volume      Price       Rency      Other       Total
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                          -1         11           4          4          18
  Chemical Intermediates                                   12         -3           3          0          12
  Acetate Products                                         -2          0           7         -3           2
  Technical Polymers Ticona                               -20          1           4          0         -15
  Performance Products                                      5          3           1          0           9
  Segment total                                            -1          4           4          1           8
-------------------------------------------------------------------------------------------------------------


Segment EBITDA(1) Excluding Special Charges

                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                         70         39           79       143          90
  Chemical Intermediates                                  16          8          100        17          37
  Acetate Products                                        33         32            3        54          52
  Technical Polymers Ticona                                8         38          -79        38          86
  Performance Products                                    17         22          -23        38          40
-------------------------------------------------------------------------------------------------------------
Segment total                                            144        139            4       290         305
  Other activities                                       (12)       (29)        n.m.       (24)        (30)
-------------------------------------------------------------------------------------------------------------
Total                                                    132        110           20       266         275
-------------------------------------------------------------------------------------------------------------


(1) Earnings before interest, taxes, depreciation and amortization


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Date: July 31, 2001                                                Celanese Logo


SEGMENT SUMMARIES


ACETYL PRODUCTS



                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                                609        516           18     1,185         968
EBITDA excluding special charges                          70         39           79       143          90
EBITDA margin                                           11.5%       7.6%                  12.1%        9.3%
Operating profit                                          18          8         >100        53          21
Depreciation                                              32         23           39        62          43
Amortization                                               9          8           13        17          15
Capital expenditures                                       6         23          -74        14          44
-------------------------------------------------------------------------------------------------------------


     Net sales for the Acetyl Products segment increased by 18% to E609 million mainly due to price increases (+11%), favorable currency effects (+4%), and a change in the composition of the segment due to the September 2000 PVOH acquisition (+4%). Volumes declined by 1%.

     Higher prices for acetic acid, vinyl acetate monomer and methanol more than offset the higher cost of natural gas, which is used both as a raw material and energy source. Acetic acid volumes rose to meet a shortage in the Asian market caused by temporarily tight industry supply conditions although overall volumes declined slightly.

     EBITDA excluding special charges increased to E70 million. Operating profit was reduced by special charges of E11 million for restructuring costs to streamline operations at the Bay City and Clear Lake, Texas plants and to align capacity at the Edmonton, Alberta plant with market demand.


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Date: July 31, 2001                                                Celanese Logo


CHEMICAL INTERMEDIATES


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                                285        255           12       568         530
EBITDA excluding special charges                          16          8          100        17          37
EBITDA margin                                            5.6%       3.1%                   3.0%        7.0%
Operating loss                                           (16)       (11)        n.m.       (34)         (4)
Depreciation                                              15         13           15        30          26
Amortization                                               4          4            0         8           8
Capital expenditures                                       8          8            0        14          12
-------------------------------------------------------------------------------------------------------------


     Net sales of Chemical Intermediates increased 12% to E285 million due to higher volumes (+12%) and favorable currency movements (+3%), which were partially offset by lower pricing (-3%). Volumes increased mainly for oxo products as the result of temporary market shortages in Europe and Asia. Prices decreased in the oxo and acrylates businesses, reflecting a decline in the cost of propylene raw material and continued competitive market pressure.

     EBITDA excluding special charges increased by E8 million to E16 million due to volume increases and lower costs for raw materials. The operating loss was mainly caused by special charges of E13 million for restructuring costs to increase efficiency at the Clear Lake and Bay City plants.


ACETATE PRODUCTS


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                                206        202            2       386         357
EBITDA excluding special charges                          33         32            3        54          52
EBITDA margin                                           16.0%      15.8%                  14.0%       14.6%
Operating profit (loss)                                   (8)         5         n.m.        (5)          7
Depreciation                                              16         16            0        31          31
Amortization                                               3          3            0         5           5
Capital expenditures                                      10          5          100        17          10
-------------------------------------------------------------------------------------------------------------


     Acetate Products' net sales increased 2% mainly due to favorable overall currency movements (+7%), which was partially offset by lower volumes (-2%) and the transfer of the high performance polymer product line to Other Activities in July 2000 (-3%). Pricing remained at similar levels. Higher volumes for tow, reflecting increased demand in Europe, were offset by the continuing decline in volumes for filament, worsened by the effects of the weakening U.S. economy.

     EBITDA excluding special charges remained at about the same level as last year, as cost reductions offset lower volumes and higher raw material and energy costs. The operating loss resulted mainly from E22 million of special


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Date: July 31, 2001                                                Celanese Logo


charges, primarily relating to the shutdown of the remaining Rock Hill, S.C. filament operations.


TECHNICAL POLYMERS TICONA


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                                205        240          -15       419         470
EBITDA excluding special charges                           8         38          -79        38          86
EBITDA margin                                            3.9%      15.8%                   9.1%       18.3%
Operating profit                                           8         20          -60        20          51
Depreciation                                              13         13            0        26          25
Amortization                                               6          5           20        11          10
Capital expenditures                                      22          7         >100        34          12
-------------------------------------------------------------------------------------------------------------


     Net sales for the Ticona segment declined by 15% to E205 million. This decrease resulted from lower volumes (-20%), which were partially offset by favorable currency movements (+4%) and slightly higher average selling prices (+1%). The lower volumes reflected significantly reduced demand from the U.S. automotive and global telecommunications industries. The severe reduction in volumes, which accelerated toward the end of the quarter, was compounded by weakening business conditions in Europe. Demand remained strong for GUR(R) ultra high molecular weight polyethylene.

     EBITDA excluding special charges decreased due to the significant volume declines and to higher raw material and energy costs. Operating profit decreased to E8 million and included the positive effects of E19 million in special charges, primarily relating to additional insurance recoveries.

     Capital expenditures increased by E15 million mainly due to the construction of a new GUR plant in Bishop, Texas, which will replace the existing unit in Bayport, Texas. The new plant will have twice the capacity of the unit in Bayport. In addition, capacity for Vectra(R) liquid crystal polymers is being expanded at Shelby, North Carolina.

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Date: July 31, 2001                                                Celanese Logo


PERFORMANCE PRODUCTS


                                                                                Chg.
in E millions                                         Q2 2001    Q2 2000        in %    H1 2001     H1 2000
-------------------------------------------------------------------------------------------------------------
Net sales                                                112        103            9       224         206
EBITDA excluding special charges                          17         22          -23        38          40
EBITDA margin                                           15.2%      21.4%                  17.0%       19.4%
Operating profit                                           9         10          -10        22          19
Depreciation                                               7          6           17        14          13
Amortization                                               1          2          -50         2           4
Capital expenditures                                       4          4            0         8           7
-------------------------------------------------------------------------------------------------------------


     Performance Products' net sales increased 9% to E112 million due to higher volumes (+5%), improved selling prices (+3%) and favorable currency movements (+1%).

     Nutrinova's sales increased as a result of higher volumes for Sunett(R) high-intensity sweetener, increased sales of resale products in Japan and Australia and higher margins.

     Trespaphan OPP film sales decreased slightly due to reduced volumes, as the conversion to higher value-added products at a plant in Mexico took longer than expected. This was partly offset by higher pricing and a better mix of higher value-added products.

     EBITDA excluding special charges declined by E5 million due to the lower volumes and costs associated with portfolio optimization at Trespaphan.

OTHER ACTIVITIES

     Net sales of Other Activities increased to E30 million from E19 million mostly due to the inclusion of Celanese Ventures with the high performance polymer line transferred from Acetate Products in addition to higher third-party sales by the captive insurance companies.

     EBITDA excluding special charges improved to a loss of E12 million from a loss of E29 million mainly due to the positive effects of a E12 million adjustment to our environmental reserves based on a recent comprehensive re-evaluation of obligations in North America. Operating profit of E15 million included a E28 million benefit in special charges from a net reduction in environmental reserves mainly due to settlements of indemnification obligations. Similarly, in the second quarter of 2000, operating profit was positively affected by a E25 million adjustment to special charges primarily for an earlier than expected disposal of lease obligations for a former administrative facility.

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Date: July 31, 2001                                                Celanese Logo


OUTLOOK

     Based on recent developments in our markets, we do not expect that the economy will pick up this year. Although raw material costs may continue below their recent peaks, we also anticipate increasing pressure on product prices and volumes.

     We, therefore, believe that for the full year 2001, we may generate EBITDA excluding special charges slightly below last year's level. This could result in about one third lower earnings per share from continuing operations excluding special charges in 2001.

     We will reinforce our efforts to increase productivity, reduce expenses and keep investments under strict control. We will continue to increase our efficiency. Our "Focus" initiative along with other efforts will mitigate some effects of the weak environment.

    The Board of Management
    Kronberg/Ts.
    July 31, 2001

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Date: July 31, 2001                                                Celanese Logo


FOOTNOTES

     RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

     FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

Page: 16 of 16
Date: July 31, 2001                                                Celanese Logo


NEXT ANNOUNCEMENT
Results for the 3rd quarter of 2001 will be announced on October 30, 2001.

INVESTOR RELATIONS
Joerg Hoffmann
Phone:  +49 69 305 4508    Fax:  +49 69 305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
M.Oberste-Wilms@Celanese.com

INVESTOR RELATIONS AND PUBLIC AFFAIRS
Celanese Americas Corporation
Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
A.Stine@Celanese.com


This quarterly report is also available in German.